EXHIBIT 99.1

PRESS RELEASE

Banro Corporation - On Track to Full Production in Q1 2012

- Start-up phase production approximately 2,800 ounces to date
- Expect steady state production of 120,000 ounces/year
- Mine construction at Namoya scheduled to begin Q1 2012

Toronto, Canada – December 21, 2011 – Banro Corporation (“Banro” or the “Company”) (NYSE AMEX – “BAA”; TSX – “BAA”) is pleased to provide an update on its wholly-owned Twangiza oxide gold mine in South Kivu Province, Democratic Republic of the Congo (the “DRC”), which is in the process of ramping up to full production in the first quarter of 2012, as originally scheduled.

Following Twangiza’s first gold pour in October 2011, the mine and plant continue to gear up to full commercial production. The addition of two CIL (carbon in leach) tanks in the second half of 2012 will bring the mill to full capacity, increasing throughput from the start-up rate of 1.3 million tons per year to the steady-state of 1.7 million tons per year. Once at steady state, estimated production of 120,000 ounces per annum is forecast. The gold export process has now commenced successfully with gold being transported in accordance with in-country protocols from Twangiza to Rand Refinery in South Africa.

Of the US$209 million budgeted for capital expenditure for the construction of the Twangiza oxide mine, which included a US$13.5 million contingency, US$191 million had been spent to the end of the third quarter of 2011.  The balance of funds will be used to complete the commissioning.  The Company’s current cash position is sufficient to underpin the Company’s working capital and overheads until such time that the Company moves into a positive free cash-flow position, which is expected within the first quarter of 2012.

“At this point, approximately two months into our commissioning and moving towards full commercial production, Banro has navigated its way through much of the operating risks of bringing a new gold mine on stream,” commented CEO Simon Village. “We have experienced many of the normal challenges in commissioning and fine tuning a plant, and I am pleased to say have now largely been overcome, which demonstrates the capabilities of our management and staff in building out the Twangiza mine and the next project, Namoya.”

As per Banro’s oxide strategy, cash-flow from the Twangiza oxide mine will be used to fast-track the second mine development project at Namoya, at the southern end of the Twangiza-Namoya gold belt. Start-up of a second gold mine within the next 18 months can provide the Company with greater overall flexibility and cash flow sooner for the potential development of other oxide projects at Lugushwa and Kamituga, also along this 210 kilometre long gold belt.

Qualified Person
Gary Chapman, the Company’s Vice President, Operations and a “qualified person” (as such term is defined in National Instrument 43-101), has reviewed and approved the technical information in this press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of four additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.  Led by a proven management team with extensive gold and African experience, Banro’s plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt and a second project at Twangiza to mine the sulphide portion of the resource.  Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production, revenue, cash flow and costs, estimated project economics, mineral reserve and mineral resource estimates, potential mineralization, potential mineral resources, potential mineral reserves, projected timing of future gold production and the Company's exploration and development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral reserves or mineral resources; there is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; uncertainties relating to the availability and costs of financing needed in the future; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2011 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.
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For further information, please visit our website at www.banro.com, or contact:
Simon Village, CEO & Chairman, United Kingdom, Tel: +44 (1959) 575 039,
or
Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, Canada; +1 (416) 366-2221,
or
Naomi Nemeth, Investor Relations, Toronto, Ontario, Canada, +1 (416) 366-2221 Ext. 2802 or +1-800-714-7938,  E: info@banro.com